

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE





04020856

March 16, 2004

Mary E. Schaffner
Senior Counsel
Law Department
N9305-173
Wells Fargo & Company
1700 Wells Fargo Center
Sixth and Marquette
Minneapolis, MN 55479

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/16/2004

Re: Wells Fargo & Company
Incoming letter dated February 12, 2004

PROCESSED
MAR 29 2004
THOMSON
FINANCIAL

Dear Ms. Schaffner:

This is in response to your letter dated February 12, 2004, concerning a shareholder proposal submitted to Wells Fargo by the International Brotherhood of Teamsters Affiliates General Fund. On February 11, 2004 we issued our response expressing our informal view that, unless the proponent provides Wells Fargo with a proposal and supporting statement revised in the manner we recommended, Wells Fargo could exclude portions of the proposal from its proxy materials for its upcoming annual meeting.

We received your letter after we issued our response. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

105598



VIA OVERNIGHT COURIER

February 12, 2004

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Wells Fargo & Company – Stockholder Proposal Submitted by the International Brotherhood of Teamsters General Fund

Ladies and Gentlemen:

Wells Fargo & Company ("Wells Fargo") is in receipt of a letter dated January 27, 2004 from the International Brotherhood of Teamsters General Fund (the "Fund") with respect to Wells Fargo's letter dated December 26, 2003 to the Securities and Exchange Commission (the "Commission"). Wells Fargo notified the Commission in its December 26 letter (the "Notice") of its intention to omit a proposal (the "Proposal") and supporting statement (the "Supporting Statement") submitted by the Fund. from the proxy statement and form of proxy for the Wells Fargo 2004 annual meeting of stockholders (collectively, the "2004 Proxy Materials") in reliance upon Rule 14a-8(i)(3) and (10) of Regulation 14A under the Securities Exchange Act of 1934, as amended. (The text of the Proposal and the Supporting Statement are attached to this letter as Exhibit A. As used in this letter, the term "Proposal" means collectively, the Proposal and Supporting Statement). Well Fargo further requested in the Notice that the Commission's staff (the "Staff") not recommend an enforcement action to the Commission if Wells Fargo omitted the Proposal from its 2004 Proxy Materials for the reasons stated in the Notice.

As an initial matter, the Fund objects to Wells Fargo's request that the Staff permit Wells Fargo to file its notice of its intent to omit the Proposal two days after the 80-day deadline provided for such notices for good cause shown pursuant to Rule 14a-8(j). Wells Fargo's request was based on its reasonable belief at the time its Notice was submitted to the Commission that its definitive 2004 Proxy Materials would be filed on or about March 16, 2004, or approximately 78 days following the Commission's expected receipt of Wells Fargo's Notice on December 29, 2003. In requesting that the Staff permit the filing of the Notice after the 80-day deadline stated in Rule 14a-8(j), Wells Fargo also advised the Commission, that if the Staff declined to permit the filing of the Notice after the deadline, Wells Fargo would delay filing its 2004 Proxy Materials until March 18, 2004, a date that was after expiration of the 80-day deadline. Since the date of Wells Fargo's Notice, we have determined that our definitive 2004 Proxy Materials will not be filed with the Commission earlier than March 19, 2004. Based on verification of delivery from the U.S. Post Office (copy attached), Wells Fargo's Notice was received by the Commission on December 29, 2003. Assuming a March 19, 2004 filing date for Wells Fargo's definitive 2004 Proxy Materials, the Notice will have been filed with the Commission on a date (December 29, 2003) that is 81 days prior to the expected date of filing of such proxy materials, and thus within the 80-day deadline specified in Rule 14a-8(j). As a result, Wells Fargo's Notice will have been timely filed.

The Fund also objects to Wells Fargo's assertion that the Proposal has been or will be substantially implemented prior to the 2004 annual meeting and therefore should be omitted pursuant to Rule 14a-8(i)(10). Wells Fargo wishes to advise the Commission that, effective on Friday, February 6, 2004, Wells Fargo posted the "Wells Fargo Political Contributions Policy" (the "Policy") and related disclosure on its website, as follows:

> "WELLS FARGO POLITICAL CONTRIBUTIONS POLICY
>
> All contributions on behalf of Wells Fargo to candidates for public office and related political entities are made through Wells Fargo political action committees (PACs). These PACs are funded solely by voluntary employee contributions. All contributions to election campaigns made through Wells Fargo PACs are reported to relevant federal, state and local election reporting offices.
>
> Pursuant to this Policy, Wells Fargo did not make any contributions in 2003 to candidates for political office or related political entities using corporate funds."

The Staff and the Fund may view the Policy and the disclosure at www.wellsfargo.com, by clicking on "About Wells Fargo" on the website home page, then selecting "Corporate Governance," followed by "Corporate Governance Policies," and then clicking on "Political Contributions Policy," or by entering the following URL: "http://www.wellsfargo.com/about/corporate/governance/political_contributions.jhtml."

The Fund states that the Policy "does not come near to providing the same notice and disclosure to shareholders that is embodied in the shareholder proposal," without explaining why it believes this is . The Proposal requests that Wells Fargo disclose its policy on the use of corporate funds for political contributions on its website. We have made the requested disclosure. The Staff is directed to Wells Fargo's website and the Policy quoted above that has been posted on that website, as requested by the Proposal. The Proposal also requests annual and semi-annual disclosure of the political contributions made with corporate funds, and information about the Wells Fargo officers who decided to make such contributions. Setting aside the obvious fact that, since Wells Fargo does not use corporate assets for political contributions to candidates for elected office or related political entities, there is nothing to be disclosed, Wells Fargo has even made an affirmative statement, also posted on its website, that "pursuant to the Policy, Wells Fargo did not make any contributions in 2003 to candidates for political office or related political entities using corporate funds." There is no disclosure purpose to be served by requiring Wells Fargo to make another disclosure in six months with respect to a practice in which Wells Fargo does not engage—namely, using corporate funds for political contributions. We are therefore baffled by the Fund's unwillingness to accept the plain English of Wells Fargo's published Policy and disclosure for the proposition that the Proposal has already been substantially implemented. . If Wells Fargo does modify its Policy with respect to contributions in the future, we have advised the Fund that we will provide an appropriate update to the information included on Wells Fargo's website.

The Fund also suggests certain revisions to the Proposal which purportedly resolve Wells Fargo's assertion that the Proposal should be omitted pursuant to Rule 14a-8(i)(3), or at a minimum revised, on the grounds it contains false and misleading statements. The specific statements and suggested revised language highlighted under the headings "Current Statement" and "Revised Statement" in the table included in the Fund's letter do not eliminate our objection to the Proposal in reliance on Rule14a-8(i)(3). The revisions merely rephrase the original, misleading statements made in the Proposal and are based upon an assumed fact that Wells Fargo has clearly stated is not the case—namely, that we use corporate funds for political contributions and that our corporate officers may disregard our published Policy. With respect to this latter issue, Wells Fargo's "Code of Ethics and Business Conduct", which applies to all employees, including executives, requires compliance with all Wells Fargo policies. A failure to comply with the Policy may subject an individual employee to discipline, up to and including termination of employment, under the Code of Ethics. Accordingly, the proposed revisions to the Proposal are misleading statements themselves and do not eliminate Wells Fargo's objection to the Proposal as containing false and misleading statements entitling us to eliminate it from our 2004 Proxy Materials pursuant to Rule 14a-8(i)(3). Notwithstanding the foregoing, and as stated in Wells Fargo's Notice, the Fund should in any event be required to correct the misleading statements in the Proposal regarding a contribution made by a Wells Fargo officer using personal funds that was inaccurately reported as a contribution by Wells Fargo itself.

In conclusion, Wells Fargo renews its assertion that it is entitled to rely on Rule 14a-8(i)(3) and (10) in omitting the Proposal from its 2004 Proxy Materials, and respectfully renews its request that the Staff not recommend any enforcement action to the Commission if the Proposal is so omitted.

In accordance with Rule 14a-8(j), six additional copies of this letter are enclosed. Please acknowledge receipt of this letter and its enclosures by stamping the enclosed receipt and returning it to the undersigned in the return envelope provided. Wells Fargo has also provided the Fund with a copy this letter. Should the Staff desire any additional information in support of Wells Fargo's position, we would appreciate an opportunity to confer with the Staff concerning these matters. If the Staff has any questions about, or wishes to discuss any aspect of this request, please contact the undersigned at 612/667-2367.

Very truly yours,



Mary E. Schaffner
Senior Counsel

MES:mja

cc: C. Thomas Keegel
General Secretary-Treasurer
International Brother of Teamsters
Ms. Jennifer O'Dell
Teamsters Corporate Governance Advisor
International Brother of Teamsters
William N. Kelly
Government Relations Senior Director
Wells Fargo & Company

Enclosures

EXHIBIT A

RESOLVED: That the shareholders of Wells Fargo Corporation ("Wells Fargo" or "Company") hereby request that the Company prepare and submit to the shareholders of the Company:

1. A report, updated annually, disclosing its policies for political contributions (both direct and indirect) made with corporate funds. The reports shall include, but not be limited to, contributions and donations to political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527. This report shall be disclosed to shareholders through the Company's web site or to shareholders in published form.

2. A semi-annual report of political contributions, disclosing monetary and non-monetary contributions to candidates, parties, political committees and other organizations and individuals described in paragraph 1. This report shall contain the following information:

   a. An accounting of the Company's funds contributed or donated to any of the persons described above;

   b. A business rationale for each of the Company's political contributions or donations; and

   c. Identification of the person or persons in the Company who participated in making the decisions to contribute or donate.

STATEMENT OF SUPPORT: As long-term shareholders of Wells Fargo, we support policies that apply transparency and accountability to corporate political giving. In our view, such disclosure is consistent with public policy in regard to public company disclosure.

Currently, Wells Fargo is not required to disclose political contributions made with corporate funds. Company executives exercise unbridled discretion over the use of corporate resources for political purposes. They make decisions unilaterally and without a stated business rationale for such donations.

The result is that shareholders are unaware of how and why the Company chooses to make corporate contributions end the political ends being furthered by the gift of corporate funds. Company officials may, in fact, be funding groups and candidates whose agendas are antithetical to the interests of it, its shareholders, and its stakeholders.

That is the case with the $60,000 contributed by Wells Fargo in the 2002 election cycle. The Center for Responsive Politics, a leading campaign finance watchdog organization reported, that the Company's money went to major party committees and congressional campaign dinners. However, shareholders do not know whether that is the full extent of the Company's contributions. According to press reports, some companies make substantial contributions that are not generally known to the public to political committees associated with certain political figures. Those committees, in turn, use the company's money in ways that could pose reputational problems and legal risks for the company.

Absent a system of accountability, corporate executives will be free to use the Company's assets for political objectives not shared by and may be inimical to the interests of shareholders. There is currently no single source of information providing disclosure to the Company's shareholders on this issue. That is why we urge your support FOR this critical governance reform.

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WELLS FARGO
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Office of Chief Counsel
Securities and Exchange Commn.
Div. of Corporation Finance
450 Fifth St., N.W.
Washington, DD C. 20549

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